Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated August 16, 2016, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Mattress Firm Holding Corp.

at

$64.00 Per Share

Pursuant to the Offer to Purchase, dated August 16, 2016,

by

Stripes Acquisition Corp.,

a direct wholly-owned subsidiary of

Stripes US Holding, Inc.,

a direct wholly-owned subsidiary of

Steinhoff International Holdings N.V.

Stripes Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation (“HoldCo”) and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Steinhoff”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., a Delaware corporation (“Mattress Firm”), at a price of $64.00 per Share (the “Offer Price”), without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 13, 2016 (I.E., THE LAST MOMENT OF THE DAY ON SEPTEMBER 13, 2016) (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Mattress Firm (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). As soon as practicable following  the consummation of the Offer (the “Offer Closing”) and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Mattress Firm (the “Merger”) with Mattress Firm continuing as the surviving corporation in the Merger and becoming a direct wholly-owned subsidiary of HoldCo (the “Surviving Corporation”). Because the Merger will be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote is required to consummate the Merger once the Offer is consummated. At the effective time of the Merger (the “Effective Time”), each Share then issued and outstanding (other than (i) treasury Shares, (ii) Shares owned by Steinhoff or any direct or indirect wholly-owned subsidiary of Steinhoff or Mattress Firm and (iii) Shares held by a Mattress Firm stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price in cash and without interest. As a result of the Merger, the Shares will cease to be publicly traded and Mattress Firm will become indirectly wholly-owned by Steinhoff. The Merger Agreement is more fully described in the Offer to Purchase.

Purchaser’s obligation to accept for payment or to pay for any Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to certain conditions set forth in Section 15 — “Conditions to Purchaser’s Obligations” of the Offer to Purchase (collectively, the “Offer Conditions”). Among such conditions are: (i) the condition that, immediately prior to the Expiration Time, the number of Shares validly tendered (and not properly withdrawn), together with any Shares then owned by Purchaser is equal to at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”); (ii) the waiting period (and any extension thereof) and any approvals or clearances applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated there under having expired, or been terminated or obtained, as applicable; (iii) in the period between the date of the Merger Agreement and the Offer Closing, there having occurred no effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as described in the Offer to Purchase) and (iv) certain other customary conditions described in the Offer to Purchase having been satisfied or waived. The Offer is not subject to any financing condition.

THE BOARD OF DIRECTORS OF MATTRESS FIRM HAS UNANIMOUSLY RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of Mattress Firm has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, Mattress Firm and its stockholders, (ii) duly authorized and approved the execution and delivery by Mattress Firm of the Merger Agreement and the consummation by Mattress Firm of the Transactions, (iii) approved and declared advisable the Merger Agreement and the Transactions, (iv) approved the Tender and Support Agreements and the Support Agreements (as defined in the Offer to Purchase) and (v) recommended that Mattress Firm’s stockholders tender their Shares in the Offer.

In connection with the Merger Agreement, certain stockholders of Mattress Firm entered into either a tender and support agreement or a support agreement with Purchaser, HoldCo and Steinhoff. See Section 11 of the Offer to Purchase for a more detailed discussion of the tender and support agreements and the support agreements.

The Merger Agreement provides that Purchaser will, and HoldCo will (and Steinhoff will cause HoldCo to) cause Purchaser to, extend the Offer: (i) on one or more occasions in consecutive increments of five business days (each such increment to end at 5.00 p.m. (New York City time), on the last business day of such increment) (or for such longer period of up to twenty business days at the sole discretion of Steinhoff and HoldCo or as may be agreed to by Steinhoff, HoldCo and Mattress Firm), if at the scheduled Expiration Time any of the Offer Conditions has not been satisfied or waived, until such time as such conditions are satisfied or waived, provided that Purchaser will not be required or permitted to extend the Offer beyond November 30, 2016 (the “Outside Date”) and (ii) for the minimum period required by law or interpretation or position of the Securities and Exchange Commission or its staff or the NASDAQ Global Select Market or its staff. In the event that, as a result of the extension of the Offer, the Expiration Time would occur on the Outside Date, the Expiration Time will instead occur at 5.00 p.m. (New York City time), on the business day immediately preceding the Outside Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn before to midnight, New York City time, on September 13, 2016 (i.e., the last moment of the day on September 13, 2016). Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as Purchaser’s agent for the purpose of receiving payments from Purchaser and transmitting such payments to you.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) (A) for Shares held as physical certificates, the certificates for such Shares or (B) for Shares held in book-entry form, a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), (ii) a duly completed and validly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or, in the case of book-entry transfers of Shares, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other required documents. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, contact your broker, dealer, commercial bank, trust company or other nominee (as the case may be) and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer. Under no circumstances will Purchaser, HoldCo or Steinhoff pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment. Shares tendered by a notice of guaranteed delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such notice of guaranteed delivery are received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time until the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after the date that is 60 days after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of Purchaser, HoldCo, Steinhoff, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Mattress Firm has provided Purchaser with Mattress Firm’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Mattress Firm’s stockholder list and will be furnished for transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase, the related Letter of Transmittal and Mattress Firm’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the board of directors of Mattress Firm and the reasons therefor) contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

August 16, 2016